SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ___________________

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

          Solicitation/Recommendation Statement Under Section 14(D)(4)
                     of the Securities Exchange Act of 1934
                               ___________________

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                            (Name of Subject Company)

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    731108106
                      (CUSIP Number of Class of Securities)
                               ___________________

                         Stephen G. Morrison, Secretary
                      Policy Management Systems Corporation
                                 One PMSC Center
                        Blythewood, South Carolina 29016
                                 (803) 333-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                                Morton A. Pierce
                                Richard D. Pritz
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

/X  /     Check  the  box  if  the  filing  relates  solely  to  preliminary communications  made  before  the
     commencement  of  a  tender  offer.

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To:  All  Employees
From:  Larry  Wilson
Date:  June  20,  2000
Re:  CSC  Acquisition

Our Board of Directors has voted to accept an offer from Computer Sciences Corporation (CSC) to acquire our company for $16 per share in an all cash transaction. The $14 per share merger agreement with Welsh, Carson, Anderson, and Stowe has been terminated in accordance with its terms.

The transaction is structured as a $16 per share cash tender offer for at least two-thirds of outstanding Mynd shares, followed by a merger at the same price per share. The offer is subject to customary regulatory conditions including waiting periods under antitrust and merger control laws of the United States and other countries. CSC expects to commence the tender offer by June 26, 2000. As of that date, you may review details of the arrangement at www.sec.gov.

The final merger would require the approval of Mynd's shareholders at a special meeting called for such purpose unless CSC acquires at least 90 percent of the Mynd shares in the tender offer, in which case the merger can be effected promptly after the consummation of the tender offer. Following successful completion of the tender offer, CSC will have a sufficient number of shares to approve the merger without the vote of any other shareholders.

According to CSC, Mynd's Columbia headquarters will become its Center of Excellence for its global property and casualty operation. Additionally, our data center will become part of CSC's worldwide network of data centers that provides technology infrastructure management services to clients.

In its press release, CSC Chairman, President, and CEO Van B. Honeycutt stated the acquisition is motivated by a commitment to create value for clients, employees, and shareholders of both companies. CSC's financial strength will enable the delivery of even more effective product offerings for our clients, and significant career opportunities for employees as we become part of their larger organization.

You should be aware CSC has stated that they intend to achieve savings through a variety of actions including the combination of functions involving their organization and ours. While we do not know the details of how these savings will be effected, we do know they were strongly attracted to Mynd by our people, products and services. Further, we have been assured they will examine all the resources within Mynd to determine how they best complement those within CSC.

As  soon  as  we  know  more,  I  will  communicate  with  you.

INVESTORS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF PMSC, WHICH WILL BE FILED BY COMPUTER SCIENCES CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY PMSC WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF
TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FOR FREE FROM THE SEC'S WEBSITE,WWW.SEC.GOV, FROM COMPUTER SCIENCES CORPORATION ATWWW.CSC.COM, OR FROM
        -----------                                         -----------
PMSC  INVESTOR  SERVICES  ATWWW.MYND.COM.
                            ------------

THE DESCRIPTION OF THE TRANSACTION IN THIS MEMORANDUM IS NECESSARILY INCOMPLETE. FOR A COMPLETE DESCRIPTION, PLEASE REFER TO THE AGREEMENT AND PLAN OF MERGER, WHICH WILL BE ATTACHED AS AN EXHIBIT TO THE CURRENT REPORT ON FORM 8-K TO BE
FILED  WITH  THE  SECURITIES  AND  EXCHANGE  COMMISSION  TODAY.

ALL STATEMENTS IN THIS MEMORANDUM THAT DO NOT DIRECTLY AND EXCLUSIVELY RELATE TO HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS REPRESENT THE INTENTIONS, PLANS, EXPECTATIONS AND BELIEFS OF CSC AND MYND, AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE THEIR CONTROL. THESE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. FOR A DESCRIPTION OF THESE FACTORS, SEE THE SECTION TITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS" IN CSC'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2000, AND IN THE SAME SECTION OF MYND'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.

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
======
To:  All  Columbia  Managers
From:  Larry  Wilson
Date:  June  20,  2000

As I told you in our meeting yesterday, we do not know the full details of CSC's plans. In their press release CSC has stated that they intend to achieve savings through a variety of actions including the combination of functions involving their organization and ours. While we do not know the details of how these savings will be effected, we do know they were strongly attracted to Mynd by our people, products and services. Further, we have been assured they will examine all the resources within Mynd to determine how they best complement those within CSC. Our email that we will send to employees later today has been revised to comment on this information in their announcement.

As  soon  as  we  know  more,  I  will  communicate  with  you.

INVESTORS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF PMSC WHICH WILL BE FILED BY COMPUTER SCIENCES CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY PMSC WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF
TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FOR FREE FROM THE SEC'S WEBSITE,WWW.SEC.GOV, FROM COMPUTER SCIENCES CORPORATION ATWWW.CSC.COM, OR FROM
        -----------                                         -----------
PMSC  INVESTOR  SERVICES  ATWWW.MYND.COM.
                            ------------

THE DESCRIPTION OF THE TRANSACTION IN THIS MEMORANDUM IS NECESSARILY INCOMPLETE. FOR A COMPLETE DESCRIPTION, PLEASE REFER TO THE AGREEMENT AND PLAN OF MERGER, WHICH WILL BE ATTACHED AS AN EXHIBIT TO THE CURRENT REPORT ON FORM 8-K TO BE
FILED  WITH  THE  SECURITIES  AND  EXCHANGE  COMMISSION  TODAY.

ALL STATEMENTS IN THIS MEMORANDUM THAT DO NOT DIRECTLY AND EXCLUSIVELY RELATE TO HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS REPRESENT THE INTENTIONS, PLANS, EXPECTATIONS AND BELIEFS OF CSC AND MYND, AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE OUTSIDE THEIR CONTROL. THESE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. FOR A DESCRIPTION OF THESE FACTORS, SEE THE SECTION TITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS" IN CSC'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2000, AND IN THE SAME SECTION OF MYND'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.






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